EXHIBIT 12

Intercontinental Exchange, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions, except ratio)
Determination of earnings:
Pre-tax income from continuing operations before income from equity investee, income tax expense and non-controlling interest	$1,382	$504	$790	$760	$609
Add: Fixed charges	96	56	39	35	31
Less: Income attributable to non-controlling interests	(35)	(16)	(10)	(12)	(9)
Pre-tax earnings before fixed charges	$1,443	$544	$819	$783	$631
Fixed charges:
Interest expense on outstanding debt	$80	$41	$25	$19	$17
Interest expense on line of credit	6	3	5	3	3
Amortization of debt issuance costs	7	8	4	7	6
Russell license effective interest expense	3	4	5	6	5
Total fixed charges	$96	$56	$39	$35	$31
Ratio of earnings to fixed charges	15.0	9.7	21.0	22.4	20.4